UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Convertible Loan Agreement

On September 7, 2020, Auris Medical Holding Ltd., an exempted company limited by shares incorporated in Bermuda (“we” or the “Company”), and Altamira Medica AG, a corporation (Aktiengesellschaft) organized and existing under the laws of Switzerland and a wholly-owned subsidiary of the Company (the “Borrower”), entered into a convertible loan agreement (the “Loan Agreement”) with FiveT Capital Holding AG (the “Lender”), pursuant to which the Lender has agreed to loan to the Borrower CHF 1,500,000 (the “Loan”), which Loan bears interest at the rate of 8% per annum and matures 18 months from the date (the “Disbursement Date”) the Loan proceeds are disbursed to the Borrower.

The Borrower may prepay all or part of the Loan after six months after the Disbursement Date; provided that the Borrower will pay an amount equal to 130% of the desired prepayment amount. Subject to certain notice periods, the Lender shall have the right to accelerate repayment of the Loan upon any event of default under the Loan Agreement, which includes if the Borrower and/or the Company fail to make any required payment under the Loan or breach any other material obligation thereunder. In addition, upon a Change of Control Transaction (as defined in the Loan Agreement) with respect to the Borrower or the Company, the Loan Agreement will become due within 10 days after the transaction in an amount equal to the higher of (i) the outstanding balance, including principal and accrued and unpaid interest and (ii) the amount that would have been payable to the Lender as a result of the Change of Control Transaction if the Lender had converted such outstanding balance into common shares, nominal value of CHF 1.00 per share of the Borrower (the “Borrower Shares”) or common shares, par value CHF 0.01 per share of the Company (the “Company Shares”), respectively, under the Loan Agreement immediately prior to the completion of the transaction.

From the date that is five trading days after the Disbursement Date until the maturity date of the Loan Agreement, the Lender will have the right to convert all or part of the Loan, including accrued and unpaid interest, at its option, into Borrower Shares and/or Company Shares, subject to the limitation that the Lender own no more than 49.99% of the Borrower Shares at any time and no more than 9.99% of the Company Shares at any time. The conversion price of the Loan into Borrower Shares will be the lower of (i) CHF 3.00 per share (subject to adjustment for share splits or other similar events) and (ii) the issue price per newly issued Borrower Share paid by any third party investor in a financing round of the Borrower as a result of which such third party investor holds a number of Borrower Shares equal to at least 10% of all Borrower Shares issued and outstanding following the completion of such financing round. The conversion price of the Loan into Company Shares will be the lower of (i) 150% of the price per Company Share as at close of the NASDAQ stock exchange on the Disbursement Date (subject to adjustment for share splits or other similar events) and (ii) 95% of the average price per Company Share as at close of the NASDAQ stock exchange during five (5) trading days preceding the date of the applicable conversion notice; provided, however, that under no circumstances will the conversion price per Company Share be less than the higher of (x) the par value per Company Share and (y) a floor price that equals, (A) for the first three calendar months commencing on the Disbursement Date, 75% of the price of a Company Share at close of the NASDAQ stock exchange immediately preceding the time of execution of the Loan Agreement (B) from the three-month anniversary of the Disbursement Date until three months thereafter, 75% of the average of the prices of a Company Share at close of the NASDAQ stock exchange on each trading day during the first three calendar months commencing on the Disbursement Date and (C) during each three-calendar month period thereafter, 75% of the average of the prices of a Company Share at close of the NASDAQ stock exchange on each trading day during the three-calendar month period preceding the beginning of such three-calendar month period.

Pursuant to the Loan Agreement, the Company agreed to file a registration statement on Form F-3 (or other appropriate form) as soon as practicable (and in any event within 30 days of the Disbursement Date) providing for the resale by the Lender of the Company Shares that may be issued upon any conversion of the Loan and to use its best efforts to cause such resale registration statement to be declared effective by the Securities and Exchange Commission (the “SEC”) within 60 days following the Disbursement Date (or, in the event of a “full review” by the SEC, the 90th calendar day following the Disbursement Date).

The Borrower Shares and/or Company Shares are being sold by the Company to the Lender under the Loan Agreement in reliance upon an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The foregoing description of the Loan Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety by reference.

AM-301 Development Program Announcement

In addition, the Company issued a press release on September 8, 2020 announcing a new development program, the Loan Agreement and the formation of the Borrower, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein in its entirety by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 99.1 and 99.2 to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121) and Form S-8 (Registration Number 333-232735) of Auris Medical Holding Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Convertible Loan Agreement, dated as of September 7, 2020, by and among Auris Medical Holding Ltd., Altamira Medica AG and FiveT Capital Holding AG.
99.2	Press Release, dated September 8, 2020, of Auris Medical Holding Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: September 8, 2020

3